UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/ME nº 07.689.002/0001-89

NIRE 35.300.325.761

INSTRUMENT OF ADJOURNMENT OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING CALLED FOR AUGUST 16, 2021

Date, Time and Location: On August 16, 2021, at 10:30 am, (“Company” or “Embraer”), exclusively by digital means, through the Microsoft Teams electronic platform, pursuant to CVM Instruction No. 481/2009, as amended (“ICVM 481”), deemed to have been held at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2,170, Building F-100.

Previous Publications: First Call Notice published in the editions of July 16, 17 and 20, 2021, of the Official Gazette of the State of São Paulo (pages 33, 23 and 36), in the newspapers O Vale (pages 3, 11 and 3) and Valor Econômico (pages A7, B9 and A11).

Composition of the Presiding Table: The Chairman of the Company’s Board of Directors, Alexandre Gonçalves Silva, in accordance with Section 23 of the Bylaws, assumed the chairmanship of the Shareholders’ Meeting, having invited the Legal Executive Vice-President & Chief Compliance Officer, Fabiana Klajner Leschziner, to act as secretary of the meeting and, to compose the presiding table, the Chief Executive Officer, Francisco Gomes Neto, and the Executive Vice President for Finance and Investor Relations, Antonio Carlos Garcia.

Attendance: Shareholders representing 62.2% of the capital stock were present, as evidenced (i) by the attendances registered by means of the electronic platform made available by the Company, pursuant to ICVM 481, and (ii) by the valid distance voting ballots received through the B3 Central Depository, the bookkeeping agent for the shares issued by the Company and directly by the Company, in accordance with CVM regulations.

Adjournment: The extraordinary shareholders’ meeting called for this date did not take place, as the minimum legal quorum required on first call was not reached. In accordance with legal guidelines, the Company’s management shall call this extraordinary general meeting to be held, on second call, according to the second call notice to be published in due course. It shall be clarified that, on second call, such meeting shall take place with the presence of any number of shareholders, who will resolve on the matters included in the agenda indicated in the call notice.

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Cont. of the Instrument of Adjournment of the ESM of Embraer S.A. of August 16, 2021

Closing: There being no further matters to discuss, the Instrument of Adjournment was drawn up and signed.

São José dos Campos, August 16, 2021.

Alexandre Gonçalves Silva

Chairman

Fabiana Klajner Leschziner

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations